Ruth’s Hospitality Group, Inc.

1030 W. Canton Avenue, Suite 100

Winter Park, FL 32789

May 14, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Cara Wirth

Re:	Ruth’s Hospitality Group, Inc. Registration Statement on Form S-3 Originally Filed May 8, 2020 File No. 333-238138

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, Ruth’s Hospitality Group, Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-3, File No. 333-238138 (the “Registration Statement”), to 12:00 p.m., Eastern time, on May 18, 2020 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

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Please contact James S. Rowe of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-2191, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

RUTH’S HOSPITALITY GROUP, INC.

By:	/s/ Alice G. Givens
Name:	Alice G. Givens
Title:	SVP, General Counsel and Chief Compliance Officer